June 3, 2025

Attn: Lauren Pierce

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Miso Robotics, Inc.
First Amedment to the Form 1-A
Filed June 2, 2025
File No. 024-12613

Ladies and Gentlemen:

On behalf of Miso Robotics, Inc. I hereby request qualification of the above-referenced offering statement at 4:00 pm, Eastern Time, on Wednesday, June 4, 2025, or as soon thereafter as is practicable.

Sincerely,

Miso Robotics, Inc.

By:	/s/ Richard Hull
Name:	Richard Hull
Title:	Chief Executive Officer

Cc:	Andrew Stephenson, Esq.
CrowdCheck Law LLP